# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HENRY SCHEIN INC, CIK 0001000228
CUSIP: 806407102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 135 Duryea Road, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 12/07/2025
Amends the filing with accession number 0001140361-25-009053
Filed by CIK 0002060445
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, (212) 750-8300

## Reporting persons
- KKR Hawaii Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 15,263,662; shared voting power 0; sole dispositive power 15,263,662; shared dispositive power 0; aggregate amount beneficially owned 15,263,662 (13% of the class)
- KKR Hawaii Holdings GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 15,263,662; shared voting power 0; sole dispositive power 15,263,662; shared dispositive power 0; aggregate amount beneficially owned 15,263,662 (13% of the class)
- KKR Hawaii Aggregator L.P. (CIK 0002060445): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 17,545,978; shared voting power 0; sole dispositive power 17,545,978; shared dispositive power 0; aggregate amount beneficially owned 17,545,978 (14.9% of the class)
- KKR Hawaii Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 17,545,978; shared voting power 0; sole dispositive power 17,545,978; shared dispositive power 0; aggregate amount beneficially owned 17,545,978 (14.9% of the class)
- KKR North America Fund XIII SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 17,545,978; shared voting power 0; sole dispositive power 17,545,978; shared dispositive power 0; aggregate amount beneficially owned 17,545,978 (14.9% of the class)
- KKR Associates North America XIII SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 17,545,978; shared voting power 0; sole dispositive power 17,545,978; shared dispositive power 0; aggregate amount beneficially owned 17,545,978 (14.9% of the class)
- KKR North America XIII S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 17,545,978; shared voting power 0; sole dispositive power 17,545,978; shared dispositive power 0; aggregate amount beneficially owned 17,545,978 (14.9% of the class)
- KKR North America XIII Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 17,545,978; shared voting power 0; sole dispositive power 17,545,978; shared dispositive power 0; aggregate amount beneficially owned 17,545,978 (14.9% of the class)
- MH Sub I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- Indigo Intermediate Co II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- IB Aggregator II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Indigo Aggregator III GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Americas Fund XII (Indigo) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Associates Americas XII AIV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Americas XII AIV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 17,934,348; shared voting power 0; sole dispositive power 17,934,348; shared dispositive power 0; aggregate amount beneficially owned 17,934,348 (15.2% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 17,934,348; shared voting power 0; sole dispositive power 17,934,348; shared dispositive power 0; aggregate amount beneficially owned 17,934,348 (15.2% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 17,934,348; shared voting power 0; sole dispositive power 17,934,348; shared dispositive power 0; aggregate amount beneficially owned 17,934,348 (15.2% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 17,934,348; shared voting power 0; sole dispositive power 17,934,348; shared dispositive power 0; aggregate amount beneficially owned 17,934,348 (15.2% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 17,934,348; shared voting power 0; sole dispositive power 17,934,348; shared dispositive power 0; aggregate amount beneficially owned 17,934,348 (15.2% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 17,934,348; sole dispositive power 0; shared dispositive power 17,934,348; aggregate amount beneficially owned 17,934,348 (15.2% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 17,934,348; sole dispositive power 0; shared dispositive power 17,934,348; aggregate amount beneficially owned 17,934,348 (15.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HENRY SCHEIN INC
Address of issuer's principal executive offices: 135 Duryea Road, Melville, New York (NY), 11747
Comment:
This Amendment No. 6 ("Amendment No. 6") amends and supplements the Schedule 13D, originally filed with the Securities and Exchange Commission on March 17, 2025, as amended by Amendment No. 1 to Schedule 13D filed on May 6, 2025, Amendment No. 2 to Schedule 13D filed on May 16, 2025, Amendment No. 3 to Schedule 13D filed on August 8, 2025, Amendment No. 4 to Schedule 13D filed on August 15, 2025 and Amendment No. 5 to Schedule 13D filed on November 6, 2025 ("Amendment No. 5") (as so amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Henry Schein, Inc. (the "Issuer"), a Delaware corporation.

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby amended and supplemented as follows:

On December 4, 2025, KKR Hawaii Aggregator L.P. entered into a total return swap (the "December Swap") with Nomura. On December 5, 2025, the initial hedge period was completed, and the number of notional shares of Common Stock covered by the December Swap was set at 350,430 shares of Common Stock and the notional price per share was determined to be $73.40. Pursuant to the December Swap, KKR Hawaii Aggregator L.P. has the right to acquire, and Nomura has the obligation to deliver to KKR Hawaii Aggregator L.P., an aggregate of 350,430 shares of Common Stock.

The source of funds that will be used to acquire the reported shares of Common Stock is expected to come from capital contributions of the Reporting Persons and/or their respective partners, members and other affiliates.

## Item 4. Purpose of Transaction
Purpose of transaction: The Information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) of Schedule 13D are hereby amended and restated as follows:

The responses of the Reporting Persons to rows 11 and 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

The Reporting Persons beneficially own an aggregate of 17,934,348 shares of Common Stock, representing approximately 15.2% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons' beneficial ownership consists of: (i) 15,263,662 shares of Common Stock held directly by KKR Hawaii Holdings L.P., (ii) 2,282,316 shares of Common Stock that KKR Hawaii Aggregator L.P. has the right to acquire pursuant to the June Swap, the August Swap and the December Swap and (iii) 388,370 shares of Common Stock held directly by MH Sub I, LLC. Calculations of the Common Stock beneficially owned are based on an aggregate of 117,724,807 shares of Common Stock outstanding as of October 27, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2025.

KKR Hawaii Holdings GP LLC (as the general partner of KKR Hawaii Holdings L.P.), KKR Hawaii Aggregator L.P. (as the sole member of KKR Hawaii Holdings GP LLC), KKR Hawaii Aggregator GP LLC (as the general partner of KKR Hawaii Aggregator L.P.), KKR North America Fund XIII SCSp (as the sole member of KKR Hawaii Aggregator GP LLC), KKR Associates North America XIII SCSp (as the general partner of KKR North America Fund XIII SCSp), KKR North America XIII S.a r.l. (as the general partner of KKR Associates North America XIII SCSp), KKR North America XIII Holdings Limited (as the sole shareholder of KKR North America XIII S.a r.l.), KKR Group Partnership L.P. (as the sole shareholder of KKR North America XIII Holdings Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co.
Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein as being held directly by KKR Hawaii Holdings L.P.

KKR Hawaii Aggregator GP LLC (as the general partner of KKR Hawaii Aggregator L.P.), KKR North America Fund XIII SCSp (as the sole member of KKR Hawaii Aggregator GP LLC), KKR Associates North America XIII SCSp (as the general partner of KKR North America Fund XIII SCSp), KKR North America XIII S.a r.l. (as the general partner of KKR Associates North America XIII SCSp), KKR North America XIII Holdings Limited (as the sole shareholder of KKR North America XIII S.a r.l.), KKR Group Partnership L.P. (as the sole shareholder of KKR North America XIII Holdings Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein that KKR Hawaii Aggregator L.P. has the right to acquire pursuant to the June Swap, the August Swap and the December Swap.

Indigo Intermediate Co II, LLC (as the sole member of MH Sub I, LLC), IB Aggregator II L.P. (as the sole member of Indigo Intermediate Co II, LLC, KKR Indigo Aggregator III GP LLC (as the controlling general partner of IB Aggregator II L.P.), KKR Americas Fund XII (Indigo) L.P. (as the sole member of KKR Indigo Aggregator III GP LLC), KKR Associates Americas XII AIV L.P. (as the general partner of KKR Americas Fund XII (Indigo) L.P.), KKR Americas XII AIV GP LLC (as the general partner of KKR Associates Americas XII AIV L.P.), KKR Group Partnership L.P. (as the sole member of KKR Americas XII AIV GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein as being held directly by MH Sub I, LLC as a result of such sole member, controlling general partner, general partner, sole shareholder, preferred stockholder or founding partner relationship, as applicable, but each disclaims beneficial ownership of such securities.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows 7 through 10 on the cover pages of this Schedule 13D are incorporated by reference herein. See Item 5(a) above.
Transactions in the class effected during the past sixty days: Item 3 hereof, which is incorporated herein by reference, sets forth all transactions with respect to the shares of Common Stock effected since the filing of Amendment No. 5 with the SEC on November 6, 2025, and except as otherwise set forth herein, no Reporting Person, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2, has engaged in any transaction in Common Stock since the filing of Amendment No. 5 with the SEC on November 6, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

PARTNERSHIP AGREEMENT

On December 7, 2025, pursuant to Section 5.10(f) of the Partnership Agreement, KKR Hawaii Aggregator L.P., in its capacity as "Investor Representative" under the Partnership Agreement, notified the Issuer of its election to exercise the Extension Election. Accordingly, under the terms of the Partnership Agreement, the Board will renominate the Designees, Mr. Lin and Mr. Daniel, to stand for election at the 2026 Annual Meeting for a term expiring at the 2027 Annual Meeting.

In connection with the election to exercise the Extension Election, the Investor has agreed to extend certain commitments contained in the Partnership Agreement, which, as extended, shall continue through the earlier of (x) 30 days prior to the opening of the director nomination window for the 2027 Annual Meeting or (y) February 20, 2027 (the "Term"). As disclosed previously, pursuant to Amendment No. 1 to the Partnership Agreement, the standstill provisions continue in effect for a period of six months following the later of the expiration of the Term and the date on which no Designee appointed pursuant to the Partnership Agreement is serving on the Board.

All references to the "Partnership Agreement" shall refer to the Partnership Agreement as amended, amended or restated, supplemented or otherwise modified from time to time. This description of the Partnership Agreement is not intended to be complete and is qualified in its entirety by reference to such agreement and any related amendments, which were previously filed as exhibits to the Schedule 13D and are incorporated by reference herein.

## Signatures
- KKR Hawaii Holdings L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Hawaii Holdings GP LLC, its general partner (12/09/2025)
- KKR Hawaii Holdings GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (12/09/2025)
- KKR Hawaii Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Hawaii Aggregator GP LLC, its general partner (12/09/2025)
- KKR Hawaii Aggregator GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (12/09/2025)
- KKR North America Fund XIII SCSp: /s/ Christopher Lee, Christopher Lee, Authorized Signatory, KKR North America XIII S.a r.l., GP of KKR Associates North America XIII SCSp, its general partner (12/09/2025)
- KKR Associates North America XIII SCSp: /s/ Christopher Lee, Christopher Lee, Authorized Signatory, KKR North America XIII S.a r.l., its general partner (12/09/2025)
- KKR North America XIII S.a r.l.: /s/ Christopher Lee, Christopher Lee, Authorized Signatory (12/09/2025)
- KKR North America XIII Holdings Limited: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (12/09/2025)
- MH Sub I, LLC: /s/ B. Lynn Walsh, B. Lynn Walsh, Secretary (12/09/2025)
- Indigo Intermediate Co II, LLC: /s/ B. Lynn Walsh, B. Lynn Walsh, Secretary (12/09/2025)
- IB Aggregator II L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Indigo Aggregator III GP LLC, its controlling general partner (12/09/2025)
- KKR Indigo Aggregator III GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (12/09/2025)
- KKR Americas Fund XII (Indigo) L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Americas XII AIV GP LLC, GP of KKR Associates Americas XII AIV L.P., its general partner (12/09/2025)
- KKR Associates Americas XII AIV L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Americas XII AIV GP LLC, its general partner (12/09/2025)
- KKR Americas XII AIV GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (12/09/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (12/09/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (12/09/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (12/09/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (12/09/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (12/09/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (12/09/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (12/09/2025)